(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 000-49971 SEC FILE NUMBER 000-49971 CUSIP NUMBER 67517P 10 9

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OCEAN WEST HOLDING CORPORATION

Full Name of Registrant:

Former Name if Applicable:

15991 Redhill Avenue, Ste. 110

Address of Principal Executive Office (Street and Number):

Tustin, CA 92780

City, State and Zip Code:

PART II — RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ocean West Holding Corporation (“Ocean West” or “Registrant”) is unable to complete its preparation of its financial statements for the period ended September 30, 2003 and the related disclosures in Parts I, II, III and IV of Form 10-KSB by December 29, 2003 without unreasonable effort and expense.

As previously reported in Registrant’s Current Reports on Form 8-K and 8-K/A, as filed with the Commission on November 4, 2003 and Noveber 12, 2003, Registrant dismissed Stonefield Josephson LLC as its independent accountants effective October 29, 2003, and replaced such firm with new independent accountants, Hein + Associates LLP.

As a result of the recent change in independent accountants, Hein + Associates LLP is still in the process of completing its audit of Registrant’s financial statements for the fiscal year ended September 30, 2003. Accordingly, Registrant is unable to file its Form 10-KSB for the period ending September 30, 2003 as of this date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daryl S. Meddings, EVP and CFO	(714)	247-4220
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ocean West Holding Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2003

By: /s/ Daryl S. Meddings
Daryl S. Meddings, Executive VP and CFO

[HEIN + ASSOCIATES LLP LETTERHEAD]

December 29, 2003

Mr. Daryl S. Meddings

Ocean West Holding Corporation

15991 Redhill Avenue, Ste. 110

Tustin, CA 92780

Please be advised that we are unable to provide our opinion on the consolidated financial statements of Ocean West Holding Corporation for the fiscal year ended September 30, 2003 because we are still in the process of completing our audit of the financial statements for fiscal year ended September 30, 2003.

Very truly yours,

/s/ Hein + Associates LLP

HEIN + ASSOCIATES LLP